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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Section 13 and 15(d) of the Securities Exchange Act of 1934.


                                                               0-22811
                                                     --------------------------
                                                      (Commission File Number)

                         COPORATEFAMILY SOLUTIONS, INC.
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             (Exact name of registrant as specified in its charter)

      209 Tenth Avenue South, Suite 300, Nashville, Tennessee 37203-4173;
                                 (615) 256-9915
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)     [X]            Rule 12h-3(b)(1)(ii)     [ ]
       Rule 12g-4(a)(1)(ii)    [ ]            Rule 12h-3(b)(2)(i)      [ ]
       Rule 12g-4(a)(2)(i)     [ ]            Rule 12h-3(b)(2)(ii)     [ ]
       Rule 12g-4(a)(2)(ii)    [ ]            Rule 15d-6               [ ]
       Rule 12h-3(b)(1)(i)     [X]

 Approximate number of holders of record as of the certification or notice date:

                                      -1-*
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*  Following consummation of the merger of CorporateFamily Solutions, Inc. with and into CFAM Acquisition, Inc., a wholly-owned subsidiary of Bright Horizons Family Solutions, Inc., with CorporateFamily Solutions, Inc. being the surviving corporation.

       Pursuant to the requirements of the Securities Exchange Act of 1934, CorporateFamily Solutions, Inc., a Tennessee corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 28, 1998                          By: /s/ Michael Hogrefe
                                                ----------------------------
                                                 Michael Hogrefe
                                                 Chief Financial Officer